Contacts:
Mark Deep	Peter Cauley	Stacey Holifield
Vice President, Marketing	Chief Financial Officer	Sr. Account Executive
DataMirror Corporation	DataMirror Corporation	Brodeur Worldwide
905-415-0310 ext. 121	905-415-0310 ext. 271	617-587-2026
mdeep@datamirror.com	pcauley@datamirror.com	sholifield@brodeur.com

DataMirror and BASF Announce Partnership to Eliminate Data Disconnect
in Process Manufacturing Industry

Real-Time Data Integration Aligns Business Initiatives with Manufacturing Processes

MARKHAM, CANADA – (November 16, 2004) – DataMirror® (Nasdaq: DMCX; TSX: DMC), a leading provider of real-time, secure data integration solutions, and BASF IT Services, a leading IT service provider for the process industry, today announced a strategic partnership combining DataMirror’s real-time data integration capabilities with BASF IT Services’ process manufacturing expertise. This partnership provides the process manufacturing industry, one that is faced with increased competition and the need to update and streamline IT processes, with improved access to accurate, up-to-the minute data that impacts business decisions.

Historically, the process manufacturing industry has experienced a data disconnect as a result of fragmented data sources. Data entered on the plant floor does not correlate with the data viewed by corporate executives who are required to make strategic business decisions.

BASF IT Services commissioned an independent study that exposes this disconnect. The study included the opinions of more than 100 of the UK’s largest process manufacturers at management and director levels. The research indicates that 30 percent of a plant manager’s valuable planning time is spent gathering information from fragmented data sources instead of focusing on critical manufacturing initiatives. The study also highlights that manufacturing employees often enter data into standalone spreadsheets that do not integrate with other applications. This requires data to be entered into various applications multiple times, resulting in greater data entry errors, reduced productivity, and decreased operational efficiency.

“It is clear that process manufacturers need a real-time environment to view operations and provide teams with accurate data so that well-informed business decisions can be made,” says David Wilson, Regional Director, BASF IT Services. “DataMirror’s real-time data integration technology enables us to help companies achieve a real-time environment that is crucial to succeeding in the process manufacturing industry.”

DataMirror Transformation Server® is a multi-platform data integration solution that allows organizations to gather information from multiple sources and flow it into enterprise systems in real time to improve operational efficiency and save time and resources. By negating the need for the redundant entry of data, organizations can reduce costly mistakes and share accurate information across resources, eliminating the disconnect that exists in the process manufacturing industry.

“The process manufacturing industry places high value on accurate information as a basis for business decisions, but with fragmented data sources it is impossible to tell what information is the most up-to-date and reflects the true situation on the plant floor,” says Rean Pretorious, Senior Vice President, Global Channels and Alliances, DataMirror. “Our partnership with BASF IT Services is an opportunity for DataMirror to help process manufacturers streamline data and link business initiatives with manufacturing processes.”

About BASF IT Services

BASF IT Services, a BASF Group company, is the leading IT service provider for the process industry. The company’s key strengths are in the provision of successful IT solutions for the process industry, managed infrastructure services, and business process outsourcing. This expertise is based on years of experience in providing solutions to the world’s leading chemical company, BASF. Today, BASF IT Services operates one of the world’s largest networks and close to 1,000 servers for over 50,000 users in more than 250 locations in Europe. The company is committed to standardising and developing customer-orientated, tailor-made solutions. Further details about BASF IT Services can be found at: www.basf-it-services.com

About DataMirror

DataMirror (Nasdaq: DMCX; TSX: DMC), a leading provider of live, secure data integration software solutions, gives companies the power to manage and monitor their corporate data in real time. DataMirror’s comprehensive family of software solutions helps customers easily and cost-effectively capture, transform, and flow data throughout the enterprise. DataMirror provides the live, secure data access, integration, and protection companies require today across all computers in their business.

Over 1,900 companies have transformed their business models and created competitive advantage with DataMirror software, including Debenhams, FedEx Ground, First American Bank, OshKosh B’Gosh, Priority Health, Tiffany & Co., and Union Pacific Railroad. DataMirror has offices around the globe. For more information, visit www.datamirror.com.

# # #

“Safe Harbour” Statement under the United States Private Securities Litigation Reform Act of 1995:

Forward-looking statements in this press release, including statements regarding DataMirror Corporation’s business which are not historical facts, are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements of plans, objectives, strategies and expectations. The words “anticipate”, “believe”, “estimate” and “expect” and similar expressions are intended to identify forward-looking statements. Numerous important factors affect DataMirror’s operating results and could cause DataMirror’s actual results to differ materially from the results indicated by this press release or by any forward-looking statements made by, or on behalf of, DataMirror, and there can be no assurance that future results will meet expectations, estimates or projections. These factors include, but are not limited to, the following: the difficulty of developing, marketing and selling new products successfully; variability of quarterly operating results; dependence upon the continued growth and success of DataMirror’s software products; competition; rapid technological change and new product introductions; dependence upon continued growth in the database and enterprise data integration markets; dependence upon relationships with complementary vendors and distribution channels; the ability to recruit and retain key personnel; risks of international operations, including currency exchange rate fluctuations and global economic conditions; possible software errors or defects; possible infringement claims by third parties; and other factors discussed in DataMirror’s Annual Information Form and other periodic filings with the United States Securities and Exchange Commission and other regulatory authorities. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those indicated in any forward-looking statements. DataMirror disclaims and does not assume any obligation to update these forward-looking statements.

Copyright 2004 DataMirror Corporation. DataMirror and the DataMirror family of related marks are registered trademarks of DataMirror Corporation. DataMirror and the DataMirror logo are registered in the U.S. Patent and Trademark office, the Canadian Intellectual Property Office, and may be pending or registered in other countries. All other products and services mentioned are trademarks of their respective companies.